Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

CÔTE D’IVOIRE PRESENTS MAJOR OPPORTUNITIES FOR GOLD INVESTORS

Tongon, Côte d’Ivoire, 26 October 2013 – Côte d’Ivoire has the potential to become one of Sub-Saharan Africa’s key exploration destinations if its government and mining companies join in a long term commitment to the development of a sustainable mining industry in the country, says Randgold Resources chief executive Mark Bristow.

At a media briefing here, Bristow said the Côte d’Ivoire was highly prospective for gold and other metals but underexplored relative to some of its West African peers. In addition, it had arguably the most advanced infrastructure in the region – a key consideration for investors – as well as a competent civil service. To exploit these advantages, the Ivorian government should ensure that its mining code, currently under review, remains investor-friendly and that it acts as a partner to the mining companies in the creation of long term economic value to benefit all stakeholders.

Randgold owns and operates Côte d’Ivoire’s largest gold mine at Tongon and Bristow said the company’s geologists were aggressively exploring its portfolio of 15 permits elsewhere in the country for further multi-million ounce gold deposits. Tongon, which went into production at the end of 2010, has already produced more than 600 000 ounces of gold and contributed more than US$50 million to the State in the form of royalties and taxes. The mine was commissioned amid the unrest that followed the disputed outcome of the presidential election and initially suffered from an erratic power supply from the Ivorian grid as well as some plant start-up issues. These were being addressed through a number of plant expansion and upgrade projects, Bristow said, and the mine’s performance was steadily improving.

Tongon’s positive impact on the Ivorian economy was not confined to its contribution to the state coffers, Bristow said. Randgold’s local employment policy had directly created almost 1 800 jobs at the mine while its training programmes had significantly increased the country’s technical skills base. The mine had also developed a market for goods and services from local suppliers.

“In line with our partnership philosophy, we regard the local community as an important stakeholder in Tongon, and since the start we have worked closely with our community on projects designed to improve education and health, and to support agriculture. As part of this programme, I’ll be handing over a tractor, a water tower, three teachers’ houses and three more classrooms to our neighbouring villages. As with all the preceding projects, we’ll be monitoring these to ensure that the villages get the full benefit from them,” he said.

RANDGOLD ENQUIRIES

Chief executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group regional manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & media relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.